UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

001-32591

001-38565

001-38566

001-38567

001-38568

001-38569

001-38570

001-38571

001-38572

001-38573

001-38574

001-38575

001-38576

001-38577

001-38578

001-38949

Seaspan Corporation

(as issuer)

Seaspan Holding 140 Ltd.

Seaspan 140 Ltd.

Seaspan (Asia) Corporation

Seaspan Containership 2180 Ltd.

Seaspan Containership 2181 Ltd.

Seaspan Holdco I Ltd.

Seaspan Holdco II Ltd.

Seaspan Holdco III Ltd.

Seaspan Holdco IV Ltd. Seaspan Investment I Ltd. Seaspan Ship Management Ltd. Seaspan Crew Management Ltd. Seaspan Management Services Limited Seaspan Advisory Services Limited Seaspan Capital Ltd.

(as guarantors)1

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Unit 2, 16/F., W668 Building, Nos. 668 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong, China

(852) 3588 9400

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

5.500% Senior Notes due 2026 of Seaspan Corporation; Guarantees of 5.500% Senior Notes due 2026 of Seaspan

Corporation by Seaspan Holding 140 Ltd., Seaspan 140 Ltd., Seaspan (Asia) Corporation, Seaspan Containership 2180

Ltd., Seaspan Containership 2181 Ltd., Seaspan Holdco I Ltd., Seaspan Holdco II Ltd., Seaspan

Holdco III Ltd., Seaspan Holdco IV Ltd., Seaspan Investment I Ltd., Seaspan Ship Management Ltd., Seaspan Crew Management Ltd., Seaspan Management Services Limited, Seaspan Advisory Services Limited and Seaspan Capital Ltd.

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Seaspan Corporation, Seaspan Holding 140 Ltd., Seaspan 140 Ltd., Seaspan (Asia) Corporation, Seaspan Containership 2180 Ltd., Seaspan Containership 2181 Ltd., Seaspan Holdco I Ltd., Seaspan Holdco II Ltd., Seaspan Holdco III Ltd., Seaspan Holdco IV Ltd., Seaspan Investment I Ltd., Seaspan Ship Management Ltd., Seaspan Crew Management Ltd., Seaspan Management Services Limited, Seaspan Advisory Services Limited and Seaspan Capital Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 27, 2020	By	/s/ Ryan Courson	Chief Financial Officer
Date		Ryan Courson	Title

[1]	The address and agent for service of each of the guarantors is the same as set forth above for Seaspan Corporation.

Seaspan Holding 140 Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan 140 Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan (Asia) Corporation

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Containership 2180 Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Containership 2181 Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Holdco I Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Holdco II Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Holdco III Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Holdco IV Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Investment I Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Ship Management Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Crew Management Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Management Services Limited

Date: February 27, 2020	By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	President

Seaspan Advisory Services Limited

Date: February 27, 2020	By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	President

Seaspan Capital Ltd.

Date: February 27, 2020	By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer